

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2008

Mail Stop 7010

Via U.S. mail and facsimile

Mr. J. Brendan Barba
President and Chief Executive Officer
Aep Industries Inc.
125 Phillips Avenue
South Hackensack, New Jersey 07606-1546

Re: Aep Industries Inc.
        Form 10-K for Fiscal Year Ended October 31, 2007
        Definitive Proxy filed February 27, 2008
        File No.: 0-14550

Dear Mr. Barba:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Raw Materials, page 8

1. In future filings identify the three suppliers who accounted for 30%, 24% and 21%, respectively, of the company's fiscal 2007 resin supply, also describe the terms of the agreements and file the agreements as exhibits pursuant to Item 601(b) (10) (ii) of Regulation S-K.

Compensation Discussion and Analysis

2. Your disclosure indicates that you determine target compensation for a fiscal year (2007) in the fourth quarter of the prior fiscal year (2006). However, if target compensation is based on a market median for peer companies, and compensation information for the peer companies is derived from their proxy statements, then it seems that you would be targeting executive compensation to be set for a particular year (2007) with reference to compensation disclosed in the most recent peer company proxy statements (for annual meetings held in 2006) that would contain compensation disclosure for an earlier year (2005). Please clarify supplementally, with a view toward disclosure in future filings, how compensation is set with reference to the peer companies' compensation disclosures.

3. Please clarify supplementally, with a view toward disclosure in future filings, how you determine the target amount of various elements of compensation. For example, we understand that the base salary increases are determined with reference to increases in a consumer price index, and that the target dollar value of performance units approximates the shortfall of the balance of the compensation package against the median target compensation of the peer group. However, it is less clear how you determine the amount of bonus target as a percentage of base salary.

4. Please also clarify, if true, that the peer group median compensation amount is used to determine the *target* compensation amount for named executive officers, which would be payable only to the extent that target performance measures are met. Please clarify that to the extent these measures (which apply to the cash bonus and performance units) are not met or are exceeded, executives' total compensation packages would be below or above the peer group median.

5. Please explain supplementally, with a view toward future disclosure, why the annual incentive cash bonus is based on achievement of an adjusted EBITDA target, while the performance unit awards appear to be based on an unadjusted EBITDA target, and explain how you calculate EBITDA for purposes of the performance unit awards.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Errol Sanderson, Financial Analyst at (202) 551-3746 or in his absence Pamela Long, at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director